SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770
A Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Companhia de Bebidas das Américas - AmBev (“Company”) that, as indicated in the Minutes of the Board of Directors’ Meeting held on July 11, 2008, at 6:00 p.m., the members of the Company’s Board of Directors approved the payment of (i) dividends, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2008, at R$ 1.16 per common share and R$ 1.276 per preferred share, not subject to withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”), related to the period from April through June 2008, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2008, at R$ 0.38 per common share and R$ 0.418 per preferred share. The payment of IOC shall be taxed pursuant to applicable law, which shall result in a net payment of IOC of R$ 0.323 per common share and R$ 0.3553 per preferred share, except for legal entities exempt from withholding tax pursuant to Article 5 of Law 11,053/04, as amended by Law 11,196/05, which have confirmed such qualification by means of specific notice sent to the Company in view of the last payment of earnings on April 28, 2008. Shareholders who did not confirm such qualification, or who confirmed such qualification solely for the payment made on April 28, 2008, shall provide specific notice to such effect, to be sent to Companhia de Bebidas das Américas - AmBev, Área de Ações, c/o Nilson Casemiro - Rua Dr. Renato Paes de Barros, nº 1.017, 4º andar, CEP 04530-001, São Paulo, SP, Brazil, by no later than July 21, 2008. In case such qualification is not received by then, income tax shall be withheld.

The aforementioned payments shall be made as from July 31, 2008, subject to the approval of the next Annual General Meeting. The record date shall be July 16, 2008 for Bovespa shareholders and July 21, 2008 for ADR holders, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from July 17, 2008. The net amount to be distributed as dividends and JCP shall be of R$ 1.483 per common share and R$ 1.6313 per preferred share.

The shareholders which subscribed and paid-up shares issued in connection with the capital increase approved by the Extraordinary General Shareholders’ Meeting of the Company held on April 28, 2008, and that do not withdraw such subscription during the 30-day period approved by the Board Meeting held on June 18, 2008, which shall expire on July 21, 2008, will also be entitled to receive the above mentioned dividends and IOC regarding the shares effectively subscribed.

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed account. Shareholders who have not provided such indication shall receive from Banco Itaú S.A., as Depositary, at their stated address, a notice containing information with respect to the payment. Such notice shall be presented at one of Banco Itaú’s branches along with the appropriate deposit instructions. Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the appropriate stock exchange.

São Paulo, July 11, 2008.

Companhia de Bebidas das Américas — AmBev
Graham David Staley
Investor Relations Officer

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas - AmBev (the “Company”), held on July 11, 2008, drawn up in summary form.

1.	Date, time and venue: On July 11, 2008, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, José Heitor Attilio Gracioso, Roberto Herbster Gusmão, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Distribution of dividends and interest on own capital. To approve the distribution of (i) dividends, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2008, at R$ 1.16 per common share and R$ 1.276 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“JCP”), related to the period from April thru June 2008, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2008, at R$ 0.38 per common share and R$ 0.418 per preferred share. The distribution of JCP shall be taxed pursuant to applicable law, which shall result in a net distribution of JCP of R$ 0.323 per common share and R$ 0.3553 per preferred share.

4.1.1. The aforementioned payments shall be made as from July 31, 2008, subject to the approval by the next Annual General Meeting. The record date shall be July 16, 2008 for Bovespa shareholders and July 21, 2008 for ADR holders, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from July 17, 2008.

4.1.2. The net amount to be distributed as dividends and JCP shall be of R$ 1.483 per common share and R$ 1.6313 per preferred share.

4.1.3. The shareholders which subscribed and paid-up shares issued in connection with the capital increase approved by the Extraordinary General Shareholders’ Meeting of the Company held on April 28, 2008, and that do not withdraw such subscription during the 30-day period approved by the Board Meeting held on June 18, 2008, which shall expire on July 21, 2008, will also be entitled to receive the dividends and JCP referred to in item 4.1 above regarding the shares effectively subscribed.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, July 11, 2008.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves Brito

/s/ Marcel Herrmann Telles	/s/ Carlos Alberto da Veiga Sicupira

/s/ José Heitor Attilio Gracioso	/s/ Roberto Herbster Gusmão

/s/ Vicente Falconi Campos	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Johan M. J. J. Van Biesbroeck	/s/ Pedro de Abreu Mariani
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham David Staley
Graham David Staley Chief Financial Officer and Investor Relations